Exhibit 19.1
VISTEON CORPORATION

STATEMENT OF POLICY
REGARDING PURCHASES AND SALES
OF COMPANY SECURITIES

Since Visteon Corporation is a public company, there are important restrictions imposed on the Company, as well as its directors, officers and employees, under applicable laws. Specifically, the federal securities laws and rules prohibit any person that is aware of material, nonpublic information from purchasing or selling securities and from communicating such information to any other person for such use. Compliance with these restrictions is essential. Violations may subject the Company and the offending person to significant criminal penalties and civil liabilities. For example, criminal penalties may include up to $5 million in fines and up to 20 years in jail. In addition, private actions against public companies and their directors, officers and employees have become quite common and can involve substantial costs, both monetarily and in terms of time. Equally important, any appearance of impropriety on the part of the Company or its insiders could impair investor confidence and severely damage our reputation and business relationships. For those reasons, violation of this policy or federal or state insider trading or tipping laws may, in the case of a director, subject the director to a demand for resignation and, in the case of an officer or employee, subject the officer or employee to disciplinary action by the Company up to and including termination for cause.

This policy is intended to implement a framework to promote compliance with the securities laws with respect to purchases and sales of the Company's securities, including its common stock, as well as the securities of Business Partners (as defined below). This policy does not address disclosure of Company information, which is covered in the Company’s Statement of Policy Regarding the Disclosure of Company Information. Directors, officers and employees are, however, cautioned that they may be held criminally and civilly responsible under the securities laws for trading by other persons if they disclose inside information to such persons, even if they do not themselves purchase or sell Company stock on that basis. Therefore, Company policy prohibits you from disclosing material nonpublic information regarding the Company or its Business Partners to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, such as family, friends, business associates and investors, unless the disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company.

The following restrictions apply to any purchase or sale of the Company's securities by any directors, officers and employees. The terms "purchase" and "sale" should be broadly read to include direct and indirect transactions, as well as commitments (like contracts or instructions) to purchase or sell the securities and gifts or charitable donations of securities. For example, this policy covers sales of common stock acquired upon exercise of stock options, and purchases and sales through voluntary transfers into or out of a Company stock fund under the Company's retirement or other benefit plans. The restrictions also apply to derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.

Restrictions Specific to Directors and Officers.

January 2025

Exhibit 19.1
Directors and officers, and the family members sharing their household, may not purchase or sell the Company's securities at any time during the quarterly "black-out period" commencing at 12:01 a.m. on the twenty-fifth (25th) day of the last month of the quarter and ending at 11:59 p.m. on the second full business day after the date of the first public announcement of the Company's quarterly or annual earnings (or such longer black-out period as the Company may announce). For example, for the quarter ended June 30, if earnings were released publicly before the U.S. market trading session begins on July 21, then transactions would be prohibited from 12:01 a.m. on June 25 through 11:59 p.m. on July 22 (or if July 22 is not a business day, the next succeeding business day).

In addition, in order to minimize the risk of inadvertent violations, directors and officers must pre-clear all purchases and sales of the Company's securities with the Chief Legal Officer, even if such purchase or sale does not fall within a black-out period.

Restrictions Applicable to All Personnel, including Directors and Officers.

Company personnel, and the family members sharing their household, may not purchase or sell the Company's securities, or recommend the purchase or sale, at any time that they are aware of any material, non-public information relating to the Company or any affiliate of the Company.

Company policy prohibits trading in the securities of any company (i) with which the Company does business, such as customers, channel partners, suppliers, and other business partners or (ii) that is involved in a potential transaction or business relationship with the Company, such as potential acquisition targets (such companies, “Business Partners”), by persons who are aware of material non-public information about such company acquired as a result of performing his or her duties at the Company.

You should also be aware that insider trading may include situations where, among other things, the individual trades in the securities of other companies that are economically-linked to the Company (e.g., competitors) based on material non-public information concerning the company or its securities obtained as a result of performing his or her duties at the Company.

For purposes of this policy, material information will be considered "non-public" until two full business days after it has been publicly disclosed. Also, information is generally considered "material" if a reasonable investor would consider it important in making an investment decision regarding the Company's stock. Company personnel should assume that information regarding the following topics is "material" for purposes of this policy:

January 2025

Exhibit 19.1
•earnings, sales figures and financial information,
•significant mergers, acquisitions and joint ventures,
•significant new products and technologies,
•significant pending or threatened litigation, or the resolution of such litigation,
•significant changes in senior management,
•significant developments regarding customers and suppliers, such as contract awards or cancellations, or regarding supplies or inventory,
•dividends, stock splits and other important events regarding the Company's securities,
•anticipated changes in the Company’s credit ratings, and
•significant cyber security breaches or operational disruptions.

Information is “nonpublic” if it has not been disseminated to investors through a widely circulated news or wire service (such as Business Wire, Dow Jones, Bloomberg, PR Newswire, etc.) or disclosed by the Company in a conference call open to the general public or through a public filing with the Securities and Exchange Commission (the “SEC”). For the purposes of this policy, information will be not considered public until after the close of trading on the second full business day following the Company’s widespread public release of the information.

If you are uncertain as to whether a particular item of Company information should be considered "material," or whether it has been “publicly disclosed,” contact the Legal Department.

Company personnel, and the family members sharing their household, may not at any time engage in “active trading” the Company's securities or sell "short" the Company's securities. “Active trading” means a combination or pattern of substantial or continuous buying and selling of the securities with the primary objective of realizing short-term gains.

This policy continues to apply to your transactions in the Company’s securities or the securities of Business Partners even after your relationship with the Company has ended. If you are aware of material nonpublic information when your relationship with the Company ends, you may not trade the Company’s securities or the securities of applicable Business Partners until the material nonpublic information has been publicly disseminated or is no longer material. Further, if you leave the Company during a trading blackout period, then you may not trade the Company’s securities or the securities of other applicable companies until the trading blackout period has ended.

Company Transactions

From time to time, the Company and its subsidiaries may engage in transactions in company securities. It is the Company’s policy to comply with all applicable securities laws when engaging in transactions in company securities.

Hedging Transactions.

The Company considers it inappropriate for any director, officer or other employee to enter into speculative transactions in the Company’s securities. Therefore, directors, officers and other employees are prohibited from engaging in the purchase or sale of puts, calls, options or other derivative securities based on the Company’s securities. Also prohibited are hedging or monetization transactions, such as forward sale contracts, in which the stockholder continues to
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Exhibit 19.1
own the underlying security without all the risks or rewards of ownership. Finally, directors, officers and other employees may not purchase the Company’s securities on margin, borrow against any account in which our securities are held, or otherwise pledging the Company’s securities as collateral for a loan. This does not include employee loans from Company savings plan accounts and does not apply to the exercise of stock options granted by the Company.

Exceptions; Rule 10b5-1 Plans.

The restrictions contained in this policy do not apply to indirect periodic purchases of securities made pursuant to a standing election to invest in Company securities under the Company's retirement or other benefit plans, or the Company's dividend reinvestment plan, as long as the election is made at a time the director, officer or employee is not aware of material non-public information. Changes to such elections are likewise excepted if made at a time the director, officer or employee is not aware of material non-public information. In each instance, directors and officers may initiate the election or change only outside of the black-out periods, and after the election or change has been cleared by the Legal Department.

Further, certain transactions may be exempt from the foregoing blackout rules if made pursuant to a plan established under Rule 10b5-1 under the Securities Exchange Act of 1934. This policy is not intended to provide any analysis or guidance on Rule 10b5-1 plans, but you should contact the Legal Department if you would like to receive additional information.

Reporting of Violations.

Any director, officer, or employee who violates this Policy or any federal or state law governing insider trading or tipping, or knows of any such violation by any other director, officer, or employee, must report the violation immediately to the Legal Department. Upon determining that any such violation has occurred, the Legal Department, in consultation, where appropriate, with the Chair of the Audit Committee of the Board, will determine whether the Company should release any material nonpublic information, and, when required by applicable law, shall cause the Company to report the violation to the SEC or other appropriate governmental authority.

Interpretation

This policy shall be administered by the Company’s Chief Legal Officer or their designees (each such person, a “compliance officer”). In connection therewith, the compliance officers shall have the authority to construe and interpret the terms of the policy, adopt rules and procedures relating to the operation and administration of the policy and adopt and approve non-material amendments to the policy.

Amendments.

The Company is committed to continuously reviewing and updating its policies and procedures. The Company therefore reserves the right to amend, alter or terminate this policy at any time and for any reason. A current copy of the Company’s policies regarding insider trading may be obtained by contacting the Legal Department.

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